UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

        Blount International, Inc.
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   (Last)                           (First)             (Middle)

        4520 Executive Park Drive

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                                    (Street)

     Montgomery                    Alabama             36116-1602

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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

        Alliant Techsystems Inc. (NYSE: ATK)
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3.   I.R.S. Identification Number of Reporting Person, if an Entity (voluntary)

        63-0780521

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4.   Statement for Month/Year

        12/07/01

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [x]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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

                                                                                                            6.

                                                                4.                            5.            Owner-
                                                                Securities Acquired (A) or    Amount of     ship
                                                 3.             Disposed of (D)               Securities    Form:        7.
                                                 Transaction    (Instr. 3, 4 and 5)           Beneficially  Direct       Nature of
                                   2.            Code           ----------------------------- Owned at End  (D) or       Indirect
1.                                 Transaction   (Instr. 8)                   (A)             of Month      Indirect     Beneficial
Title of Security                  Date          ------------     Amount      or     Price    (Instr. 3     (I)          Ownership
(Instr. 3)                         (mm/dd/yy)     Code     V                  (D)             and 4)        (Instr.4)    (Instr. 4)
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

Common Stock, par value
$0.01 per share                    12/07/01      J         V     3,048,780     D    $74.35     0           See Note (1) See Note (1)
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




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

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

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
Explanation of Responses:


(1) This form is a joint filing of Blount International, Inc. and Blount, Inc., a wholly-owned subsidiary of Blount International, Inc. Blount Inc. directly owns the securities reported herein. Blount International, Inc. indirectly owns the securities reported herein by virtue of its ownership of Blount, Inc.

Lehman Brothers Holdings Inc. ("Lehman") and certain of its affiliates directly or indirectly beneficially own a majority of the common stock of Blount International, Inc. Reference is made to the Form 3 filed by Lehman and certain of its affiliates dated as of August 20, 1999, as amended, and the Form 13D filed by Lehman and certain of its affiliates dated as of August 20, 1999, as amended. Under applicable rules of the Securities and Exchange Commission, Lehman and these affiliates may be deemed to be beneficial owners of the securities reported herein.

Blount International, Inc., Blount, Inc. and Alliant Techsystems Inc. entered into a Stock Purchase Agreement dated as of November 6, 2001, as amended, pursuant to which Blount, Inc. received, on December 7, 2001, the 3,048,780 shares of common stock of Alliant Techsystems Inc. reported herein in exchange for certain of Blount, Inc.'s assets. Blount, Inc. entered into an Underwriting Agreement dated as of December 4, 2001 by and among Blount, Inc., Alliant Techsystems Inc., Lehman Brothers Inc. and Credit Suisse First Boston Corporation pursuant to which Blount, Inc. sold all of the 3,048,780 shares of common stock of Alliant Techsystems Inc. reported herein on December 7, 2001 in a public offering registered under the Securities Act of 1933.



                         Blount International, Inc.


                         By:  /s/ Richard H. Irving, III        12/14/01
                            ------------------------------      --------
                            Name:  Richard H. Irving, III         Date
                            Title: Secretary and Senior
                                   Vice President

                           JOINT FILER INFORMATION



Title of Security:  Common Stock

Issuer & Ticker Symbol:  Alliant Techsystems Inc. (NYSE: ATK)

Designated Filer:  Blount International, Inc.

Other Joint Filer:

     Blount, Inc.
     4520 Executive Park Drive
     Montgomery, Alabama 36116-1602

Date of Event
Requiring Statement:  December 7, 2001

Signature on behalf
of Blount Inc.        /s/ Richard H. Irving, III
                      --------------------------
                      Richard H. Irving, III
                      Secretary and Senior
                      Vice President


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